# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Texas Mineral Resources Corp., CIK 0001445942
CUSIP: 882672108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 539 EL PASO STREET, 539 EL PASO STREET, SIERRA BLANCA, Texas (TX), 79851
Date of event which requires filing of this statement: 01/28/2025
Amends the filing with accession number 0001785185-19-000003
Filed by CIK 0001785185
Persons authorized to receive notices and communications: Bernard Masters, 4801 N. Butler Ave., Suite 12000, Farmington, New Mexico (NM), 87401, 505-787-9299

## Reporting persons
- Navajo Transitional Energy Company, LLC (CIK 0001785185): type of reporting person: other (OO); citizenship or place of organization: New Mexico (NM); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 10,111,883; sole dispositive power 0; shared dispositive power 10,111,883; aggregate amount beneficially owned 10,111,883 (13.6% of the class)
  Comment: Navajo Transitional Energy Company is a limited liability company formed under the laws of the Navajo Nation.
  
  The reported securities are held directly by the Reporting Person. LaVern K. Lund, Chief Executive Officer of the Reporting Person, and Peter Denetclaw, Jr., a Member of the Management Committee of the Reporting Person (both of whom were the designated Directors of the Reporting Person on the Board of Directors of the Issuer until their resignations), may be considered to be in a position to determine voting and investment decisions regarding the securities of Issuer held directly by the reporting person. As such, each of Mr. Lund and Mr. Denetclaw may be deemed to share voting and dispositive power with the reporting person with respect to these securities. In addition, the Reporting Person and Messrs. Lund and Denetclaw may be deemed to be part of a group and may be deemed to have beneficial ownership of the shares held by such group. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities held directly by any other member of such group, and any such beneficial ownership is disclaimed.
- Lund LaVern K (CIK 0001705977): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 163,062; shared voting power 10,111,883; sole dispositive power 163,062; shared dispositive power 10,111,883; aggregate amount beneficially owned 10,274,945 (13.7% of the class)
  Comment: The reported securities are held directly by Navajo Transitional Energy Company, LLC (NTEC). The Reporting Person, the Chief Executive officer of NTEC, and Peter Denetclaw, Jr., a Member of the Management Committee of NTEC (both of whom were the designated directors of NTEC on the Board of Directors of the Issuer until their resignations), may be considered to be in a position to determine voting and investment decisions regarding the securities of Issuer held directly by NTEC. As such, the reporting person and Mr. Denetclaw may be deemed to share voting and dispositive power with NTEC with respect to these securities. In addition, the Reporting Person, NTEC and Mr. Denetclaw may be deemed to be part of a group and may be deemed to have beneficial ownership of the shares held by such group. The filing of this Schedule 13D shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities held directly by Mr. Denetclaw, and any such beneficial ownership is disclaimed.
- Denetclaw Peter Jr. (CIK 0001840200): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 150,266; shared voting power 10,111,883; sole dispositive power 150,266; shared dispositive power 10,111,883; aggregate amount beneficially owned 10,262,149 (13.7% of the class)
  Comment: The reported securities are held directly by Navajo Transitional Energy Company, LLC. The reporting person, a member of the NTEC Management Committee, and LaVern K. Lund, chief executive officer of NTEC (both of whom were the designated directors of NTEC on the board of directors of the Issuer until their resignations), may be considered to be in a position to determine voting and investment decisions regarding the securities of Issuer held directly by NTEC. As such, the reporting person and Mr. Lund may be deemed to share voting and dispositive power with NTEC with respect to these securities. In addition, the reporting person, NTEC and Mr. Lund may be deemed to be part of a group and may be deemed to have beneficial ownership of the shares held by such group. The filing of this Schedule 13D shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities held by Mr. Lund, and any such beneficial ownership is disclaimed..

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Texas Mineral Resources Corp.
Address of issuer's principal executive offices: 539 EL PASO STREET, 539 EL PASO STREET, SIERRA BLANCA, Texas (TX), 79851
Comment:
This Amendment No. 1 (Amendment No.1) amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission (SEC) on August 13, 2019 (the Original Schedule 13D, and together with this Amendment No.1, the Schedule 13D/A) with respect to the Common Stock, par value $0.01 (the Common Stock) of Texas Mineral Resources Corp., a Delaware corporation (the Issuer). Capitalized terms used herein and not otherwise defined in this Amendment No.1 have the meanings set forth in the Original Schedule 13D. This Amendment amends Items 1, 2, 3, 4, 5 and 7 as set forth below.

The second sentence of Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The address of the principal executive offices of the Issuer is 539 El Paso Street, Sierra Blanca, Texas 79851.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Schedule 13D/A is being filed by Navajo Transitional Energy Company, LLC, a limited liability Company formed under the Navajo Nation Limited Liability Company Act (NTEC), LaVern K. Lund, an individual who is Chief Executive Officer of NTEC (Lund), and Peter Denetclaw, Jr., an individual who is a Member of the Management Committee of NTEC (Denetclaw, and together with NTEC and Lund, the Reporting Persons).
Residence or business address: The principal office address of each of the Reporting Persons is 4801 N. Butler Avenue, Building 12000, Farmington, New Mexico 87401.
Present principal occupation or employment:
The principal business of NTEC is the creation and transmission of energy. NTEC owns the Navajo Coal Mine and produces coal that supplies the Four Corners Power Plant. NTEC also owns three other surface coal mines in the Powder River Basin in Wyoming and Montana. The sole member of NTEC is the Navajo Nation. All management and oversight of NTEC is vest in its Management Committee.

The name, principal occupation or employment and citizenship of each of the Executive Officers and Management Committee Members of NTEC are set forth in Exhibit 1 hereto and are incorporated by reference herein. The business address of each of the persons listed in Schedule A hereto is c/o Navajo Transitional Energy Company, LLC, 4801 N. Butler Avenue, Building 12000, Farmington, New Mexico 87401.
Criminal convictions in the last five years: During the past five years, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Exhibit 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Exhibit 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The name, principal occupation or employment and citizenship of each of the Executive Officers and Management Committee Members of NTEC are set forth in Exhibit 1 hereto and are incorporated by reference herein. The business address of each of the persons listed in Schedule A hereto is c/o Navajo Transitional Energy Company, LLC, 4801 N. Butler Avenue, Building 12000, Farmington, New Mexico 87401.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

NTEC used $3,640,278 of available working capital to purchase the 10,111,883 shares of the Common Stock of Issuer that it holds directly. Messrs. Lund and Denetclaw received the shares of Common Stock that they hold directly as compensation paid by the Issuer for their service on the Board of Directors of Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

NTEC purchased the Common Stock of the Issuer to establish an ownership position in the Issuer as a joint venture participant in a joint venture with USA Rare Earth, LLC, to develop the Round Top Deposit, as described in the periodic reports of the Issuer filed with the SEC. NTEC also has membership interests in USA Rare Earth. As described in Item 6, in connection with its purchase of Common Stock from the Issuer, NTEC obtained the right to designate two individuals to be nominated to serve on the Board of Directors of Issuer. Messrs. Lund and Denetclaw were the two individuals most recently designated by NTEC, and they served as directors until their resignations on January 28, 2025.

Subsequent to the date of the investment made by NTEC in the Common Stock of Issuer, the time frame for development of the Round Top has been deferred, beyond what NTEC had found acceptable when it made its investment and had relied upon. In addition, as disclosed in the periodic reports filed by Issuer with the SEC, the Issuer has begun exploration and development activities in connection with silver deposits in New Mexico. This initiative is outside of and wholly unrelated to the principal business of NTEC and strategic focus.

Accordingly, on January 28, 2025, Messrs. Lund and Denetclaw notified the Issuer that they were resigning from the board effective immediately and that they would not be standing for reelection to the board. NTEC has no present intention to exercise its right to nominate replacement directors or director nominees to the Board of Directors of Issuer.

NTEC currently is reviewing the disposition of its investment in the Issuer. It, however, currently does not have any plans or proposals relating to the disposition of the Common Stock that it owns.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety to read as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D/A relates is 10,422,311 shares of Common Stock, constituting approximately 14% of the currently outstanding Common Stock of Issuer. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 74,588,426 shares of Common Stock outstanding as of November 18, 2024, as reported in the Annual Report of Issuer on Form 10-K for the fiscal year ended August 31, 2024, filed with the SEC on November 29, 2024. The disclosures in Items 5(b), 5(c) and 5(d) set forth below are qualified in their entirety by reference to Notes (1), (2) and (3) set forth on the cover pages of the Schedule 13D/A, which Notes are incorporated herein by this reference
Number of shares as to which each person has sole or shared power to vote or dispose:
NTEC: As of the date hereof, NTEC may be deemed to be the beneficial owner of 10,111,883 shares of Common Stock, equal to 13.6% of the outstanding Common Stock, as follows:
(i) Sole power to vote or direct the vote: 0
(ii) Shared Power to vote or direct the vote : 10,111,883 shares
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 10,111,883 shares

LaVern K. Lund: As of the date hereof, Mr. Lund may be deemed to be the beneficial owner of 10,274,945 shares of Common Stock, equal to 13.7% of the outstanding Common Stock, as follows:
(i) Sole power to vote or direct the vote: 163,062 shares
(ii) Shared power to vote or direct the vote: 10,111,883 shares
(iii) Sole power to dispose or direct the disposition: 163,062 shares
(iv) Shared power to dispose or direct the disposition: 10,111,883 shares

(d) Peter Denetclaw, Jr.: As of the date hereof, Mr. Denetclaw may be deemed to be the beneficial owner of 10,262,149 shares of Common Stock, equal to 13.7% of the outstanding Common Stock, as follows:
(i) Sole power to vote or direct the vote: 150,266 shares
(ii) Shared power to vote or direct the vote: 10,111,883 shares
(iii) Sole power to dispose or direct the disposition: 150,266 shares
(iv) Shared power to dispose or direct the disposition: 10,111,883 shares
Transactions in the class effected during the past sixty days: On January 6, 2025, Mr. Lund was issued 32,407 shares of Common Stock by the Issuer at a price of $0.30 per share for service on the Board of Directors of Issuer for the period beginning October 1, 2024 through December 31, 2024. On the same day, Mr. Denetclaw was issued 27,778 shares of Common Stock by the Issuer at the same price for service on the Board of Directors of Issuer for the same period.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Schedule A Navajo Transitional Energy Company Directors and Executive Officers
Exhibit 2: Joint Filing Agreement, dated as of January 29, 2025, by and among NTEC, Lund and Denetclaw
Exhibit 3: Subscription Agreement, dated as of August 1, 2019, between NTEC and the Issuer

## Signatures
- Navajo Transitional Energy Company, LLC: LaVern K Lund, Executive Officer (01/30/2025)
- Lund LaVern K: LaVern K Lund, LaVern K Lund (01/30/2025)
- Denetclaw Peter Jr.: Peter Denetclaw Jr., Peter Denetclaw Jr. (01/30/2025)